Exhibit 4.41

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

SUBSCRIPTION AGREEMENT

By and between

Biophytis S.A.

as Issuer

and

Kreos Capital VI (UK) Ltd.

As Subscriber

Kreos Capital VI (Expert Fund) L.P.

19 November 2021

Table of contents

1.	Definitions and interpretation	4
2.	Bonds Issue	8
3.	Completion of issuance of Tranche A	8
4.	Conditions Precedent to the issuance of Tranche B, Tranche C and Tranche D	10
5.	Commitments	11
6.	Representations and warranties	13
7.	Remedies and waivers	15
8.	Severability	16
9.	Notices	16
10.	Fees and expenses	17
11.	Law and jurisdiction	18
Schedule 1		19
Schedule 2		20
Schedule 3		21
Schedule 4		22

Subscription agreement

This subscription agreement (hereinafter referred to as the "Subscription Agreement") is entered into on 19 November 2021, by and between:

1.

Biophytis S.A., a limited company (société anonyme) incorporated under the laws of France, with a share capital of EUR 25,814,647 having its registered office at 14, avenue de l’Opéra – 75001 Paris, France, registered under single identification number 492 002 225 RCS Paris, listed on the Euronext Growth organized multilateral trading facility under ISIN code FR0012816825, represented by Mr. Stanislas Veillet, in his capacity of chief executive officer (Président Directeur Général),

(hereinafter referred to as the "Issuer" or the "Company")

ON THE FIRST PART

AND

2.

Kreos Capital VI (UK) Limited, a private limited company incorporated under the laws of England, having its registered office at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered under identification number 11535385, represented by Mr. Maurizio Petitbon, in his capacity of Director, duly authorised for the purposes hereof;

(hereinafter referred to as the "Subscriber" or "Kreos")

ON THE SECOND PART

3.

Kreos Capital VI (Expert Fund) L.P. a limited partnership incorporated under the laws of Jersey, having its registered office at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under identification number 2770, represented by Mr. Michael Johnson, duly authorised for the purposes hereof.

(hereinafter referred to as "Subscriber’s Affiliate")

ON THE THIRD PART

Issuer, Subscriber and Subscriber’s Affiliate being hereinafter referred to individually as a "Party" and collectively as the "Parties".

Whereas

(A)	The Subscriber is a growth debt provider, the business of which consists in making investments in high technology and life science companies throughout Europe.
(B)

The Issuer is a French société anonyme, created in 2006, specializing in creating drugs to treat degenerative illnesses associated with aging for which no treatment is available to date. Its most advances programmes relate to sarcopenia (loss of muscle functionality) and age-related macular degeneration (armd).

(C)

In order to finance the development of the Issuer’s business, the Subscriber and the Subscriber’s Affiliate have agreed to subscribe to a Bonds Issue by the Issuer for a nominal amount of up to ten million euros (EUR 10,000,000.00) as per a term sheet dated August 9th, 2021 and signed on August 17th and 19th, 2021 (the "Term Sheet").

(D)	On 10 May 2021, the Issuer’s general meeting empowered, through its 12th resolution, the Issuer’s board of directors (conseil d’administration) to issue warrants giving access to the Issuer’s capital.
(E)

On 19 October 2021, the Issuer’s board of directors (conseil d’administration) empowered the chief executive officer (directeur general) of the Company to negotiate and enter into this Subscription Agreement and the related Issue Documents.

(F)	The Parties have met to determine the terms and conditions of the transaction contemplated by the Term Sheet, which is the subject hereof.

NOW, THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Definitions and interpretation
1.1	In this Subscription Agreement, unless the context otherwise specifically provides, the following expressions shall have the following meanings:

Atlas Financing	shall have the meaning set forth under section 3 (v);
Bank Account Pledge Agreement	means the bank account pledge agreement entered into by the Issuer and Subscriber as of the date hereof;
Bonds	means the Straight Bonds and the Convertible Bonds to be issued by the Issuer under the Bonds Issue;
Bonds Issue	means the issue of up to 10,000,000 Bonds carried out pursuant to this Subscription Agreement in accordance with the Bonds Issue Agreement and the Convertible Bonds Issue Agreement;
Bonds Issue Agreements	means the Straight Bonds Issue Agreement and the Convertible Bonds Issue Agreement;
Business Day	means a day (excepting Saturdays and Sundays) on which banks operate in Paris;
Business Pledge Agreement	means the pledge agreement entered into by the Issuer and Subscriber as of the date hereof;
Completion Date	shall have the meaning set forth under section 3;
Convertible Bonds

means the two millions two hundred and fifty thousand (2,250,000) convertible bonds (obligations convertibles) within the meaning assigned in article L. 213-5 of the French Monetary and Financial Code) to be issued by the Issuer under the Convertible Bonds Issue Agreement;

Convertible Bonds Issue Agreement	shall have the meaning set forth under section 2.3;
COVA Trial	means a multinational Phase 2/3 clinical trial with Sarconeos (BIO101) for the treatment of COVID-19 related respiratory failure;
Debt to Market Capitalisation Ratio

means, with respect to Issuer, as of any date of determination, the ratio of (a) the total amounts due in principal under this Agreement, including the relevant requested drawdown, and the Kreos V Financing, as of such date to (b) the Market Capitalization for the Issuer as of such date;

DMC

means the Data Monitoring Committee, group of clinicians and biostatisticians appointed by study sponsors who provide independent assessment of the safety, scientific validity and integrity of clinical trials;

Drawdown Notice	shall have the meaning set forth in the Bonds Issue Agreements;
Equivalent Issuance

means the issuance of shares and/or securities exercisable into shares (excluding debt securities) for an amount at least equal to the amount of repayments under the Atlas Financing in accordance with article 5.1.8;

Event of Default	shall have the meaning set forth in the Bonds Issue Agreements;
Existing Indebtedness	shall have the meaning set forth under section 3(v);
Final Redemption Date	means the date on which all amounts due under the Issue Documents have been unconditionally and irrevocably paid and discharged in full;
Group	means the Issuer and any Subsidiary of the Issuer from time to time;
Indebtedness

means (i) any outstanding amount to be repaid pursuant to one or more credit facility agreements or the issue of bonds, notes, debentures, loan stock or any similar instrument, and (ii) the amount of any outstanding liability in respect of any guarantee for any of the items referred to in paragraph (i), it being understood that any amount calculated under this definition may only be counted once, even if an item may qualify under various paragraphs; for the avoidance of doubt, any debt instruments issued as part of a variable rate equity financing, including redeemable (or convertible) bonds with share subscription warrants attached shall not be considered as Indebtedness;

Intellectual Property

means all subsisting intellectual property rights owned by the Issuer (or Subsidiary) in any part of the world including patents and rights of a similar nature, applications for patents and such rights, divisions, prolongations, renewals, extensions, supplementary protection certificates and continuations of such applications for patents, registered and unregistered trademarks or trade names, registered and unregistered service marks, registered and unregistered designs, utility models (in each case for their full period and all extensions and renewals of them), applications for any of them and the right to apply for any of them in any part of the world, inventions, processes, software, formulae, technology (whether patentable or not) data, specifications, business or trade secrets, technical information, confidential information, know-how, business names, brand names, domain names, database rights, copyright and rights in the nature of database rights and copyright, design rights;

IP Pledge Agreement	means the pledge agreement entered into by the Issuer and Subscriber as of the date hereof in relation to the Issuer’s Intellectual Property;
Issue	means the Bonds Issue and the issue of Warrants;
Issue Documents

means this Subscription Agreement, the Straight Bonds Issue Agreement, the Convertible Bonds Issue Agreement, the Terms and Conditions of the Warrants, each of the Security Documents, any document executed pursuant to any such document and any other document designated as such in writing by the Issuer and the Subscriber;

Issuer

means Biopthytis S.A., a limited company (société anonyme) incorporated under the laws of France, with a share capital of EUR 23,439,091.00 having its registered office at 14, avenue de l’Opéra – 75001 Paris, France, registered under single identification number 492 002 225 RCS Paris, listed on the Euronext Growth organized multilateral trading facility under ISIN code FR0012816825;

Market Capitalisation

means, as of any date of determination, an amount equal to (i) the total number of issued shares of the Issuer multiplied by (ii) the volume weighted average price per share of all shares of the Issuer traded on the Euronext Paris, as evidenced by the Euronext Paris market price data, on the day prior to such date;

Newly Generated IP

means any Intellectual Property rights of the same nature as those referred to in the IP Pledge Agreement, which the Issuer or any Subsidiary may become the owner of in any way whatsoever after the date of this Agreement;

Person

shall mean and include an individual, a partnership, a corporation, a business trust, a joint stock company, a limited liability company, an unincorporated association or other entity and any domestic or foreign national, state or local government, any political subdivision thereof, and any department, agency, authority or bureau of any of the foregoing;

Pledged Intellectual Property	means the Intellectual Property falling in the scope of the IP Pledge Agreement from time to time;
Security Documents

means the Business Pledge Agreement, the IP Pledge Agreement, and any document entered into by any person (including Subsidiaries) from time to time creating any Security Interest, directly or indirectly, for the obligations of the Issuer under this Subscription Agreement and ancillary documents at Subscriber’s request;

Security Interest

means any mortgage, charge, assignment, pledge, lien, contractual right of set-off, hypothecation, encumbrance, priority or other security interest or any arrangement which has substantially the same commercial or substantive effect as the creation of security;

Straight Bonds

means the seven millions seven hundred fifty thousand (7,750,000) non-convertible bonds (obligations within the meaning assigned in article 213-5 of the French monetary and financial Code) to be issued by the Issuer under the Bonds Issue Agreement;

Straight Bonds Issue Agreement	shall have the meaning set forth under section 2.2;

Subscriber(s)	means Kreos Capital VI (UK) Limited any subsequent Person(s) entered in the securities register which the Issuer under this Agreement is required to maintain, as holder(s) of the Bonds;
Subsidiary

means, with respect to the Issuer, (i) Instituto Biophytis Do Brasil Serviços, Comercio, Importação E Exportação De Alimentos LTDA, a company registered under the laws of Brasil with a share capital of BRL 898.632, whose registered office is located at Av. Prof. Lineu Prestes N°2.242 Cidade Universitaria, na cidade de São Paulo, Estade de São Paulo, CEP 05508-000, Setor D, Bloco 4, CIETEC and registered under number CNPJ/MF 08.308.555/0001-07, (ii) Biophytis Inc., a company registered under the laws of the State of Delaware with a share capital of USD 1,000, whose registered office is located at Corpomax Inc, 2915 Ogletown Rd, NEWARK, DE 19713 and registered under number 5873213 and (iii) any other person which would come to be directly or indirectly controlled by or under direct or indirect control of the Issuer.  For purpose of this definition, control shall have the meaning ascribed to “contrôle” under article L.233-3 of the French Commercial Code;

Tranche C Issuance	means the issuance by the Issuer of shares and/or securities convertible into shares (including debt securities) of a minimum amount of EUR 9,000,000, subscribed by cash payment;
Tranche D Issuance	means the issuance by the Issuer of shares and/or securities exercisable into shares (excluding debt securities) of a minimum amount of EUR 10,000,000, subscribed by cash payment;
Warrants	means the warrants (bons de souscription d’action) governed by the provisions of article 228-91 of the French commercial Code to be issued by Issuer and under the Warrants Issue Agreement.
Warrants Issue Agreement	means the warrants issue agreement entered into between the Issuer and Subscriber’s Affiliate on the date hereof.

1.2	In this Subscription Agreement, except as otherwise provided or where clearly inconsistent in the light of the context:
(i)	words importing the singular include the plural and vice versa;
(ii)	words denoting gender include every gender;
(iii)	words denoting persons include bodies corporate or unincorporate;
(iv)	a section, clause, sub-clause or Schedule is to a section, clause, sub-clause or Schedule, as the case may be, of or to this Subscription Agreement;
(v)	any provision of a statute shall be construed as a reference to that provision as amended, modified, re-enacted or extended from time to time;
(vi)

words and expressions in the French language defined in the French Commercial Code (Code de commerce) or the French Monetary and Financial Code (Code monétaire et financier) as amended shall bear the same meanings herein, and

(vii)	capitalised terms not defined herein shall have the meaning given to them in the Bonds Issue Agreement.

1.3	The headings in this Subscription Agreement are for ease of reference only and shall not affect the construction of this Agreement.
1.4	Should any conflicts occur between this Agreement and any of the Issue Documents, the Parties agree that this Subscription Agreement’s provisions shall prevail.
2.	Bonds Issue
2.1

Subject to the deliveries and the conditions precedent set forth in article 4 hereof, Issuer shall issue and Subscriber and Subscriber’s Affiliate shall concurrently and respectively subscribe to (i) seven million seven hundred and fifty thousand (7,750,000) Straight Bonds and (ii) two million two hundred and fifty thousand (2,250,000) Convertible Bonds, for a total nominal amount of up to ten million Euros (EUR 10,000,000.00), with a par value of EUR 1.00 per Bond, in one single issue, covering several tranches as follows:

(i)

A first tranche (the "Tranche A") for a total nominal amount of EUR 2,500,000.00 composed of (a) one million two hundred and fifty thousand (1,250,000) Straight Bonds and (b) one million two hundred and fifty thousand (1,250,000) Convertible Bonds, to be subscribed at Issuer’s discretion subject to the conditions precedent set forth in article 3 below, in one or several drawdown(s) of no less than EUR 1,000,000.00 each at any time from and subject to the cumulative fulfilment or waiver by the Subscriber of such conditions prior to 31 December 2021.

(ii)

A second tranche of Bonds ("Tranche B") for a total nominal amount of EUR 3,000,000.00, composed of (a) two million (2,000,000) Straight Bonds and (b) one million (1,000,000) Convertible Bonds, to be subscribed at Issuer’s discretion, subject to the conditions precedent set forth in article 4 below, in one or several drawdown(s) of no less than EUR 1,000,000.00 each at any time from and subject to the cumulative fulfilment  or waiver by the Subscriber of such conditions prior to 31 December 2021.

(iii)

A third tranche of Bonds ("Tranche C") for a total nominal amount of EUR 2,500,000.00, composed of two million five hundred thousand (2,500,000) Straight Bonds to be subscribed at Issuer’s discretion, subject to the conditions precedent set forth in article 4 below, in one or several drawdown(s) of no less than EUR 1,000,000.00 each, at any time from and subject to the cumulative fulfilment or waiver by the Subscriber of such conditions prior to 31 December 2021.

(iv)

A fourth tranche of Bonds ("Tranche D") for a total nominal amount of EUR 2,000,000.00, composed of two million five hundred thousand (2,500,000) Straight Bonds to be subscribed at Issuer’s discretion, subject to the conditions precedent set forth in article 4 below, in one or several drawdown(s) of no less than EUR 1,000,000.00 each, at any time from and subject to the cumulative fulfilment or waiver by the Subscriber of such conditions prior to 31 March 2022.

2.2

The issue of the Straight Bonds, their ranking, applicable interests and repayment schedules, and all relevant provisions shall be governed by a straight bonds issue agreement in the form of Schedule 1 hereto (the "Straight Bonds Issue Agreement").

2.3

The issue of the Convertible Bonds, their ranking, applicable interests all relevant provisions shall be governed by a convertible bonds issue agreement in the form of Schedule 2 hereto (the "Convertible Bonds Issue Agreement").

3.	Completion of issuance of Tranche A

The effective subscription of Tranche A Bonds in accordance with the terms of the Bonds Issue Agreement will take place on the date of execution of this Subscription Agreement upon fulfilment of the last of the following conditions and deliveries which are provided for to the sole benefit of the Subscriber (the "Completion Date"), who may waive them in writing, being specified that if such conditions and deliveries are not met and communicated, and not waived by the Subscriber, this Subscription Agreement will be terminated, without prejudice to any rights which have accrued to any Party prior to such termination and to the surviving provisions of this Subscription Agreement, and the Parties hereto will be released on this date from any commitment resulting herefrom except for those resulting from article 11 below:

(i)	Approval by the Issuer’s board of directors, in accordance with the provisions of article L.225-35 of the French commercial Code, of:
(a)	the terms and conditions of the Bonds Issue Agreements in agreed form,
(b)	the granting of the Security Interest created under the Security Documents in relation to the Bonds Issue and,
(c)	the terms and conditions of the Security Documents in agreed form in accordance with the draft Security Documents in Schedule 4 hereto, and
(d)	the terms and conditions of the Warrants Issue Agreement in agreed form, in accordance with the draft Warrant Issue Agreement in Schedule 3 hereto;
(ii)	Execution by the Parties of the Bonds Issue Agreements, the Warrants Issue Agreement and the Security Documents;
(iii)	Issuance of the Tranche A Bonds by the Issuer’s chief executive officer (directeur général) in accordance with the terms and conditions of the Bonds Issue Agreements;
(iv)	Issuance of Warrants by the Issuer’s chief executive officer (directeur général) in accordance with the terms and conditions of the Warrants Issue Agreement,
(v)	Confirmation by the Issuer that there is (and shall be on the funding date), no other external Indebtedness than the existing indebtedness (the “Existing Indebtedness”) constituted of:
-

Bond financing subscribed by Kreos Capital V (UK) Limited, a private limited company incorporated under the laws of England, having its registered office at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered under identification number 09728300 ("Kreos V (UK)")under a venture loan agreement dated 10 September 2018 and the related Bonds Issue Agreement of 10 September 2018, being specified the amount outstanding in principal at the date hereof under such financing is EUR 1,360,015 (the "Kreos V Financing");

-

Convertible bond financing subscribed by Atlas Special Opportunities LLC, an exempted company, having its registered office at Maples Corporate Services LTD, P.O.BOX 309, Ugland House, Grand Cayman, KY1 – 1104, Cayman Islands, under (a) an ORNANEs issuance and subscription agreement dated 5 April 2020 (as amended from time to time) and (b) an ORNANEs issuance and subscription agreement dated 14 June 2021 (the "Atlas Financing");

-

Deeptech loan from BPIFrance Financement for an amount of EUR 980 000 for “Etude clinique de phase 2A sur des patients sains vs patients atteints de DMLA pour prouver l’efficacité de la molécule BIO201“ dated June 28th 2019 ;

-	Subsidy by BPIFrance Financement for an amount of EUR 228,782.82 for “Développement Clinique d’un extrait de Quinoa actif sur le Syndrome Métabolique”;

-

Subsidy by BPIFrance Financement for an amount of EUR 1,100,000 for “Production des lots cliniques, phase préclinique réglementaire et Clinique de phase 1 de BIO101 pour le traitement de l’obésité sarcophénique” dated November 30th 2016;

-	Subsidy by BPIFrance Financement for an amount of EUR 260,000 for “Caractérisation in vitro, in vivo et pharmacocinétique d’un candidat medicament” dated December 4th 2015; and
-	Seed participating loan OSEO for an amount of EUR 150,000 dated November 4th 2008.
(vi)	Confirmation by the Issuer that no Event of Default has occurred or is continuing (or will be continuing on the funding date);
(vii)	The Issuer having served a first Drawdown Notice fifteen (15) days before the requested subscription and funding date;
(viii)	As at the date of such Drawdown notice the Debt to Market Capitalisation Ratio not being higher than twelve point five percent (12.5%), and
(ix)	Such Drawdown Notice requesting the subscription of 50% of the drawn amount in Straight Bonds and 50% of the drawn amount in Convertible Bonds.
4.	Conditions Precedent to the issuance of Tranche B, Tranche C and Tranche D

The Subscriber’s commitment to subscribe to the Bonds under Tranche B, Tranche C or Tranche D (at Issuer’s discretion) shall be subject to the following conditions, all of which are provided for to the sole benefit of the Subscriber who may waive them in writing before the end of the relevant availability period:

(i)	The actual full drawdown by the Issuer of Tranche A;
(ii)

The absence on the date of the Drawdown Notice in accordance with the Bonds Issue Agreement of a continuing Event of Default (within the meaning assigned in the Bonds Issue Agreement) under any already drawn Tranche,

(iii)

Unless otherwise agreed between the Parties in order to shorten such notice period, the Issuer having served a Drawdown Notice thirty (30) days before the requested subscription and funding date, which will not be later than the expiry date of the availability of such Tranche as set forth in the relevant paragraph of clause 2.1,

(iv)	As at the date of such Drawdown notice the Debt to Market Capitalisation Ratio not being higher than twelve point five percent (12.5%)
(v)	Such drawdown notice requesting the subscription, of:
➢	As regards Tranche B: two thirds of the drawn amount in Straight Bonds and one third of the drawn amount in Convertible Bonds, and
➢	As regards Tranche C and D: Straight Bonds only.
(vi)	Additional specific conditions
➢	Tranche B: Issuer getting positive Part 2 interim analysis results on COVA Trial as defined by recommendation from DMC to continue the COVA Trial;
➢	Tranche C: Issuer completing a Tranche C Issuance;

➢	Tranche D: Issuer completing a Tranche D Issuance,

It being specified that the Issuer can draw each Tranche (B, C or D) when the conditions necessary for drawing such Tranche are met, independently of the drawing of the other Tranches (B, C or D as the case may be).

5.	Commitments
5.1

The Issuer undertakes with the Subscriber that, from the date of this Subscription Agreement and for so long as any amount is or may be outstanding under this Subscription Agreement, and except with the prior written consent of the Subscriber, it shall:

5.1.1	Authorisations

obtain, maintain in force and effect and comply in all material respects with the terms of all authorisations, approvals, licences, exemptions, notarisations and consents required in or by any applicable laws and regulations in connection with its business;

5.1.2	Litigation

promptly upon becoming aware of them, deliver to the Subscriber details of any material litigation, arbitration or administrative proceedings which are current or pending, and which can reasonably be considered as likely to, if adversely determined, have a Material Adverse Effect (as defined in the Bonds Issue Agreement); or result in a cost or liability for the Issuer of more than EUR 200,000;

5.1.3	Events of Default

promptly inform the Subscriber of the occurrence of any Event of Default (within the meaning assigned in the Bonds Issue Agreement) and, upon receipt of a written request to that effect from the Subscriber, confirm to the Subscriber that, save as previously notified to the Subscriber or as notified in that confirmation, no such event has occurred;

5.1.4	Negative pledge

without prejudice to the Security Documents and save as otherwise authorized in such Security Documents, not:

(i)

create, purport to create or allow to subsist, any Security Interest over the whole or any part of the Pledged Intellectual Property Rights (or any other charged asset) other than in the ordinary course of business; or

(ii)	permit or agree to any variation of the rights attaching to the whole or any part of any asset affected by a Security Interest other than the Business Pledge Agreement; or
(iii)	convey, assign, transfer, or agree to convey, assign or transfer the whole or any part of the any asset affected by a Security Interest other than the Business Pledge Agreement; or
(iv)

while any amount is outstanding in relation to this Subscription Agreement, pledge or dispose in any other way, without Subscriber’s prior written consent or as authorised in the Security Documents, of all or part of the Intellectual Property rights other than the Pledged Intellectual Property rights. It being specified that a breach of such commitment shall be an Event of Default (within the meaning assigned in the Bonds Issue Agreement) and shall entitle Subscriber to recover all outstanding amounts under this Subscription Agreement and ancillary documents.

In the event the conditions to the release of the Security Interest as set forth in clause 13.4 of the Business Pledge Agreement would not be met, the Subscriber and Issuer will negotiate in good faith alternative solutions to preserve both the Subscriber’s global level of Security Interest and the Issuer’s commercial attractivity.

5.1.5	Distribution of dividends

So long as any amount is or may be outstanding under this Subscription Agreement and ancillary documents, Issuer shall refrain from distributing any dividends or any other amounts eligible under French corporate law without the prior formal consent of Kreos in writing.

5.1.6	Insurance

So long as any amount is or may be outstanding under this Subscription Agreement, the Issuer shall obtain and maintain at its own expense insurance cover in relation to its business and assets of a type and in an amount as is usual for prudent companies its size carrying on a business such as that carried on by it.

5.1.7	Indebtedness

Unless otherwise expressly authorised by Subscriber and other than the Existing Indebtedness, not to incur any new Indebtedness, with the exception of the following:

(i)	Indebtedness up to EUR 100,000 incurred in the normal course of business (or with the prior written approval of the Borrower) provided it is unsecured and subordinated to the Bonds in all respects,
(ii)

Any unsecured Indebtedness granted by public agencies (BPI France and alike) incurred for the purposes of financing research and development which shall be considered as incurred in the normal course of business, provided they are unsecured and expressly subordinated to the Bonds and Warrants in all respects, and, more generally, that relevant agreements contain usual provisions in such matters and do not adversely affect the position of the Subscriber as a creditor, and

(iii)	Indebtedness resulting from a sale and lease back arrangement on real estate property, or on labs and offices equipment.
5.1.8	Subordination

Unless otherwise expressly authorised by Subscriber, not to enter into any Indebtedness senior to any rights and interests created by (i) this Agreement, and (ii) the Bonds Issue Agreements.

Notwithstanding the foregoing, the Parties expressly agree that the Issuer shall be permitted to make repayments under any agreement forming part of the Atlas Financing, subject to :

(i)	the Issuer notifying the Subscriber of its intent to make a repayment to Atlas prior to such repayment ;
(ii)	any repayment shall be capped at € 4,000,000.00;
(iii)

following the proposed repayment, the Issuer has a cash and cash equivalents balance equal to minimum the aggregate amounts due under the Subscription Agreement and the Bonds Issue Agreements and the Kreos V Financing, and

(iv)

if the Issuer does not complete an Equivalent Issuance within three (3) months following the repayment, then it shall be required to call another tranche of the equivalent amount under the Atlas Financing within fifteen (15) days.

5.2

The Issuer further undertakes that, from the date of this Subscription Agreement and for so long as any amount is or may be outstanding under this Subscription Agreement, the Subscriber will have the right to:

(i)	receive all information sent to the board and board members of the Issuer at the same time as the board members;
(ii)	monthly financial information, cash flow projections and creditor and debtor balances;
(iii)

meet with the chief executive officer and/or the chief financial officer on a quarterly basis, at dates to be mutually and reasonably agreed, to discuss business performance, clinical progress, financing and wider strategy;

(iv)	receive annual audited consolidated financial statements within 180 days of year-end or, if sooner, at the same time they are provided to any investor in the Issuer;
(v)	receive annual operating, budgets and rolling cash projections (and revisions thereto) within 10 days of board approval;
(vi)	in the event of occurrence of an Event of Default, have a representative to attend as an observer at the Issuer’s board meetings.

Subscriber acknowledges that, as a consequence, from the date of this Subscription Agreement, it will be listed as a permanent insider with respect to Issuer.

5.3

Until the Final Redemption Date, and for the first time on 30 June 2022, the Issuer and the Subscriber shall conduct a yearly review, between 1 July and 31 July, of the Newly Generated IP based on the Issuer’s activity and financial position. To the extent that, upon completion of such yearly review, the Subscriber, acting reasonably and in good faith, determines that the value of the Pledged Intellectual Property is inferior to the Issuer’s then outstanding debt to the Subscriber under the Bonds Issue, the Issuer and the Subscriber shall jointly determine in good faith which Newly Generated IP rights to include in the scope of the IP Pledge Agreement in accordance with the provisions of section 4(c) of such agreement in order to compensate for such decrease.

In the event of a dispute between the Issuer and the Subscriber in connection with the outcome of such review and/or grant of a pledge over Newly Generated IP, it will be resolved in accordance with the expertise process set forth in the provisions of section 17 of the IP Pledge agreement.

6.	Representations and warranties

The Issuer makes the representations and warranties in clause 6.1 to clause 6.14 on the date of this Agreement, and, where applicable, on each Interest Payment Date (as defined in the Bonds Issue Agreement), by reference to the facts and circumstances existing on each such date. The Issuer acknowledges that the Subscriber has subscribed the Bonds and Warrants in reliance to those representations and warranties.

6.1	Due incorporation
(i)	It is a duly incorporated limited liability company validly existing under the law of its jurisdiction of incorporation; and
(ii)	It has the power to own its assets and carry on its business as it is being conducted.

6.2	Powers

It has the power and authority to execute, deliver and perform its obligations under the Issue Document and the transactions contemplated by them.

6.3	Non-contravention

The execution, delivery and performance of the obligations in, and transactions contemplated by, the Issue Document to which it is a party do not and will not contravene or conflict with:

(i)	its constitutional documents;
(ii)	any agreement or instrument binding on it or constitute a default or termination event (however described) under any such agreement or instrument; or
(iii)	to the knowledge of the Issuer, any law or regulation or judicial or official order, applicable to it.
6.4	Authorisations

It has taken all necessary action and obtained all required or desirable authorisations to enable it to execute, deliver and perform its obligations under the Issue Documents and the transactions contemplated by them and to make them admissible in evidence in its jurisdiction of incorporation. Any such authorisations are in full force and effect.

6.5	Binding obligations
(i)	its obligations under the Issue Document to which it is a party are legal, valid, binding and enforceable; and
(ii)	the Security Documents create (or, once entered into, will create) valid, legally binding and enforceable Security Interests for the obligations expressed to be secured by them.
6.6	Choice of law

The choice of governing law of the Issue Documents will be recognised and enforced in its relevant jurisdictions.

Any judgement obtained in relation to an Issue Document in the jurisdiction of the governing law of that Issue Document will be recognised and enforced in its relevant jurisdictions.

6.7	No default

No Event of Default has occurred or is continuing.

6.8	Information

The information, in written or electronic format, supplied to the Subscriber by the Issuer or on its behalf in connection with the Issue and the Issue Document was, at the time it was supplied or at the date it was stated to be given (as the case may be):

(i)	if it was factual information true and accurate in all material respects; and
(ii)	not misleading in any material respect, nor rendered misleading by a failure to disclose other information,

except to the extent that it was amended, superseded or updated by more recent information supplied to the Subscriber by the Issuer or on its behalf.

6.9	Financial statements

Each set of financial statements delivered to the Subscriber in respect of the Issuer was prepared in accordance with standards and practices generally accepted in its jurisdiction of incorporation and gives a true and fair view of (if audited) or fairly represents (if unaudited) its financial condition and operations during the relevant accounting period and was approved by its directors in compliance with applicable laws.

6.10	No material adverse change

There has been no material adverse change in the business, assets, financial condition or trading position of the Issuer since the date of this agreement.

6.11	No litigation

No litigation, arbitration or administrative proceedings are taking place, pending or, to the Issuer knowledge, threatened against the Issuer, any of its directors or any of its assets, which, is likely to be adversely determined and if adversely determined, might reasonably be expected to have a Material Adverse Effect (as defined in the Bonds Issue Agreement).

6.12	Pari passu

Its payment obligations under the Issue Documents rank at least pari passu with all existing and future unsecured and unsubordinated obligations (including contingent obligations), except for those mandatorily preferred by law applying to companies generally.

6.13	Ownership of material assets

It is the legal and beneficial owner of, and has valid a title to, all its material assets and no Security Interest exists over its assets except for the security created by the Security Documents.

6.14	Centre of main interests and establishments

For the purposes of Council Regulation 1346/2000 on insolvency proceedings (Insolvency Regulation), its "centre of main interests" (as that term is used in article 3(1) of the Insolvency Regulation) is its jurisdiction of incorporation.

7.	Remedies and waivers
7.1

No failure, delay or other relaxation or indulgence on the part of the Subscriber to exercise any power, right or remedy shall operate as a waiver thereof nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

7.2	All rights of the Subscriber contained in this Subscription Agreement are in addition to all rights vested or to be vested in it pursuant to the other Issue Documents, common law or statute.
7.3

Each Party hereby acknowledges that the provisions of article 1195 of the French Code civil shall not apply to it with respect to its obligations under the Issue Documents and that it shall not be entitled to make any claim under article 1195 of the French Code civil.

8.	Severability

Each of the provisions of this Subscription Agreement is severable and distinct from the others and if at any time one or more of such provisions is or becomes invalid, illegal or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

9.	Notices
9.1

All notices, demands or other communications under or in connection with this Subscription Agreement may be given by letter, facsimile or other comparable means of communication addressed to the person at the address identified with its signature below.

To Issuer:	Biophytis S.A.
A l’attention de Monsieur Stanislas Veillet
Président Directeur Général
and Madame Evelyne Nguyen
Directeur administratif et financier
14, avenue de l’Opera
75001 Paris

E-mail: stanislas.veillet@biophytis.com and evelyne.nguyen@biophytis.com
With copy (for information purposes) to:

Monsieur Marc Fredj
Avocat associé
Reed Smith LLP
112, avenue Kléber
75116 Paris

E-mail: mfredj@reedsmith.com
Fax: 01.76.70.41.19

To Subscriber:	Kreos Capital V (UK) Ltd.
To the attention of Mr. Maurizio Petitbon
5th Floor, 25-28 Old Burlington Street
London W1S 3AN
United Kingdom

Email: maurizio@kreoscapital.com
Fax: +44 20 7409 1034

With copy (for information purposes) to:

Monsieur Laurent Cavallier
Avocat associé
Reinhart Marville Torre
58, avenue Kleber
75116 Paris

E-mail: cavallier@rmt.fr

Fax: +33 (0)1 53 96 04 20

To Subscriber’s Affiliate:	Kreos Capital VI (Expert Fund) L.P.
To the attention of Mr. Michael Johnson
47 Esplanade
St Helier, JE1 0BD
Jersey

Email: michael.johnson@crestbridge.com
Fax: +44 20 7409 1034

With copy (for information purposes) to:

Monsieur Laurent Cavallier
Avocat associé
Reinhart Marville Torre
58, avenue Kleber
75116 Paris

E-mail: cavallier@rmt.fr
Fax: +33 (0)1 53 96 04 20

9.2	Any such communication will be deemed to be given as follows:
(i)	if personally delivered, at the time of delivery, as documented by a receipt;
(ii)

if by letter, on the date entered by the addressee on the receipt in the case of delivery by hand or on the date when delivery is first attempted in the case of a recorded delivery letter with acknowledgement of receipt; and

(iii)	if by email transmission or comparable means of communication during the business hours of the addressee then on the day of transmission, otherwise on the next following Business Day.
9.3

In proving such service it shall be sufficient to prove that personal delivery was made or that such letter was properly stamped first class, addressed and delivered to the postal authorities or in the case of email transmission or other comparable means of communication that a confirming hard copy was provided promptly after transmission.

10.	Fees and expenses
10.1

On Completion Date, Issuer shall pay a transaction fee equal to [****] per cent ([****] %) of the global amount of the Bonds Issue, i.e. EUR [****] to be paid respectively to Subscriber up to an amount equal to EUR [****] and Subscriber’s Affiliate up to EUR [****] Subscriber and Subscriber’s Affiliate may set off such fee against the subscription price of Tranche A.

10.2

The Issuer will cover its own legal costs and all Subscriber’s reasonable legal costs relating to the negotiation, preparation and execution of the Subscription Agreement, Issue Documents and ancillary documents and the completion of the transactions in connection therewith, up to an amount of EUR [****] (excluding VAT and costs). The Issuer will be responsible for all expenses in connection with the security including taxes assessments, insurance premiums, all costs of operation, repair and maintenance of equipment and other assets used as security and any fees and taxes relating to security filings.

10.3

The Issuer shall pay all stamp, documentary, registration and other like duties or taxes to which this Subscription Agreement, or any judgment given in connection with this Subscription Agreement is or at any time may be subject and shall, from time to time on demand of the Subscriber, forthwith indemnify the

Subscriber against any liabilities, costs, claims and expenses reasonably incurred as a result of any failure to pay or any delay in paying any such amounts

10.4

At each Discharge Date (within the meaning of the Bonds Issue Agreement) and at the Repayment Date (within the meaning of the Convertible Bonds Issue Agreement), or at the effective date of termination or expiry of the Issue Documents, the Issuer shall pay an additional sum equal to [****] per cent ([****] %) of an amount equal to (i) the amounts drawn down under the relevant Tranche (or the cumulated drawn Tranches in case of a termination or expiry of the Issue Documents) less (ii) the amount of any Convertible Bonds converted by the Subscriber’s Affiliate prior to such date, to be allocated between Subscriber and Subscriber’s Affiliate in proportion to their respective share of each drawdown.

10.5	All fees and expenses payable pursuant to this article are excluding VAT and shall be paid together with VAT (if any) properly chargeable thereon.
10.6	From the Final Redemption Date, the Subscriber shall promptly release all its Security Interest.
11.	Law and jurisdiction
11.1	This Subscription Agreement is governed by and shall be construed in accordance with French law.
11.2	Any dispute concerning the validity, interpretation or performance of this Subscription Agreement will be submitted to the Tribunal de commerce (commercial court) of Paris.

/s/ Stanislas Veillet	/s/ Maurizio Petibon
Biophytis S.A.	Kreos Capital VI (UK) Limited
Mr. Stanislas Veillet	Mr. Maurizio Petitbon

/s/ Michael Johnson
Kreos Capital VI (Expert Fund) L.P.
Mr. Michael Johnson

Schedule 1

Straight Bonds Issue Agreement

Schedule 2

Convertible Bonds Issue Agreement

Schedule 3

Warrants Issue Agreement

Schedule 4

Security Documents